                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

        Report of Foreign Issuer Pursuant to Rule 13a-16 or 15f-16 of the
                      Securities and Exchange Act of 1934

                          For the month of March, 1999

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                   Form 20-F [X]                 Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                        Yes  [ ]                       No  [X]


       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                          TABLE OF CONTENTS TO FORM 6-K
                          QUARTER ENDED MARCH 31, 1999



                                                                                                   Page No.
                                                                                                  ----------
COVER PAGE                                                                                            1

DOCUMENT TABLE OF CONTENTS                                                                            2

PART I - FINANCIAL INFORMATION

           Item 1.  Financial Statements (Unaudited)

                  Consolidated Statements of Operations and Retained Earnings for the Three
                  Months ended March 31, 1999 and 1998                                                3

                  Consolidated Balance Sheets as of March 31, 1999 and December 31, 1998
                                                                                                      4

                  Consolidated Statements of Cash Flows for the Three Months ended March 31,
                  1999 and 1998                                                                       5

                  Notes to the Consolidated Financial Statements                                      6

           Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
           Operations                                                                                 9

           Item 3.  Quantitative and Qualitative Disclosures about Market Risk                       15

PART II - OTHER INFORMATION                                                                          15

SIGNATURES                                                                                           16


                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                   (Unaudited)
          (U.S. dollars, in thousands, except share and per share data)


                                                                      THREE MONTHS ENDED MARCH 31,
                                                                     ------------------------------
                                                                          1999            1998
                                                                     -------------    -------------
Operating revenues                                                   $     185,516    $     196,281
Operating costs                                                             93,513           99,712
                                                                     -------------    -------------
     Operating margin                                                       92,003           96,569

Other operating costs and expenses:
  Depreciation and amortization                                             17,658           12,992
  General and administrative                                                 5,189            5,636
  Gain on sale of assets                                                      (200)            (162)
                                                                     -------------    -------------

Operating income                                                            69,356           78,103

Other income (expense):
  Investment income                                                          1,431            1,316
  Other, net                                                                (1,114)          (2,695)
                                                                     -------------    -------------
Income before provision for taxes on income                                 69,673           76,724
Provision for taxes on income  (Note 4)                                     11,217            8,965
                                                                     -------------    -------------
Net income                                                                  58,456           67,759
                                                                     -------------    -------------
Retained earnings as of the beginning of the period                        558,260          286,001
Dividends declared ($0.0325 per share per quarter)                          (3,729)          (3,721)
                                                                     -------------    -------------
Retained earnings as of the end of the period                        $     612,987    $     350,039
                                                                     =============    =============
Income per Ordinary Share:
      Basic and Diluted                                              $        0.51    $        0.59
                                                                     =============    =============
Weighted average ordinary and ordinary equivalent
   shares used in Ordinary Share computations:
      Basic                                                            114,728,491      114,500,000
                                                                     =============    =============
           Effect of dilutive securities -  employee stock options         361,875          156,000
                                                                     -------------    -------------
      Diluted                                                          115,090,366      114,656,000
                                                                     =============    =============

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                 (U.S. dollars, in thousands, except share data)



                                                                   MARCH 31, 1999  DECEMBER 31, 1998
                                                                   --------------  -----------------
                                     ASSETS
Current assets:
  Cash and cash equivalents                                          $    94,658    $   124,314
  Marketable securities                                                   51,853             --
  Accounts receivable                                                    155,020        161,728
  Inventories                                                             51,170         51,481
  Prepaid expenses and other current assets                               12,596         14,913
                                                                     -----------    -----------
    Total current assets                                                 365,297        352,436
                                                                     -----------    -----------
Property and equipment, at cost                                        2,068,503      2,030,756
  Less accumulated depreciation and amortization                        (998,589)      (981,555)
                                                                     -----------    -----------
  Property and equipment, net                                          1,069,914      1,049,201
Other noncurrent assets                                                   52,389         52,099
                                                                     -----------    -----------
    Total assets                                                     $ 1,487,600    $ 1,453,736
                                                                     ===========    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                   $    51,202    $    74,603
  Accrued liabilities                                                    107,044        107,057
                                                                     -----------    -----------
    Total current liabilities                                            158,246        181,660
Other noncurrent liabilities                                              44,827         44,852
                                                                     -----------    -----------
    Total liabilities                                                    203,073        226,512
Commitments and contingencies (Note 3)
Shareholders' equity:
  Ordinary shares par value $.01; 600,000,000 shares authorized,
      114,967,498 and 114,762,469 shares issued and outstanding at
      March 31, 1999 and December 31, 1998, respectively                   1,150          1,148
  Additional paid-in capital                                             670,390        667,816
  Retained earnings                                                      612,987        558,260
                                                                     -----------    -----------
    Total shareholders' equity                                         1,284,527      1,227,224
                                                                     -----------    -----------
    Total liabilities and shareholders' equity                       $ 1,487,600    $ 1,453,736
                                                                     ===========    ===========

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                          (U.S. dollars, in thousands)

                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
                                                               1999            1998
                                                            -----------    ------------
Operating activities:
  Net income                                                  $  58,456    $  67,759
  Adjustments to reconcile net income to net cash provided
       by operating activities:
      Depreciation and amortization                              17,658       12,992
      Gain on sale of assets                                       (200)        (162)
      Accretion of interest income and gains on sales              (365)         (95)
        of marketable securities
      Deferred  income tax provision (benefit)                      (43)         (28)
  Changes in operating assets and liabilities:
     Accounts receivable                                          6,708      (23,896)
     Inventories                                                    311        1,374
     Prepaid expenses and other current assets                      268         (703)
     Accounts payable                                           (23,401)     (21,985)
     Accrued liabilities                                            456        5,648
  Other, net                                                      1,574        5,845
                                                              ---------    ---------
        Net cash provided by operating activities                61,422       46,749
Investing activities:
  Capital expenditures                                          (38,264)     (66,125)
  Advance payments for drilling rigs                                 --      (18,532)
  Proceeds from sales of property and equipment                     296          175
  Maturities of marketable securities                                --        3,000
  Purchases of marketable securities                            (51,488)          --
                                                              ---------    ---------
        Net cash used for investing activities                  (89,456)     (81,482)

Financing activities:
  Dividends paid                                                 (3,721)      (3,721)
  Issuance of shares under the Employee Share Purchase Plan       2,099           --
                                                              ---------    ---------
        Net cash used for financing activities                   (1,622)      (3,721)
                                                              ---------    ---------

Net change in cash and cash equivalents                         (29,656)     (38,454)
Cash and cash equivalents at beginning of period                124,314       68,453
                                                              ---------    ---------
Cash and cash equivalents at end of period                    $  94,658    $  29,999
                                                              =========    =========
Supplemental disclosures of cash flows information:
  Income taxes paid                                           $   3,985    $   6,421
                                                              =========    =========


                       SANTA FE INTERNATIONAL CORPORATION
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At March 31, 1999, the Company had declared dividends that had not been paid amounting to $3,729,000.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

         The condensed consolidated financial statements included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month period ended March 31, 1999 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 1999. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

         Cash equivalents consist of highly liquid short-term investments that are readily convertible into cash and which at the date of purchase were so near their maturity that they expose the Company to an insignificant risk from changes in interest rates. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The interest method is used to account for any premium or discount on cash equivalents. The Company's policy is to place its temporary cash investments with high credit quality financial institutions and by policy limit the amount of credit exposure to any one financial institution.

         The Company's marketable securities are classified as available-for-sale securities. Unrealized holding gains and losses on available-for-sale securities are included as a component of other comprehensive income in shareholders' equity, net of the tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

         At March 31, 1999, marketable securities consisted primarily of Eurodollar debt securities and commercial paper. Cost approximates market value.

Income Per Ordinary Share

         The basic and diluted income per Ordinary Share data for the three months ended March 31, 1999 and 1998, respectively, is calculated based on the weighted average shares outstanding for the periods.

Comprehensive Income

         Effective January 1, 1998, the Company adopted Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which established standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the three months ended March 31, 1999 and 1998, the Company realized no such transactions other than those reported as net income.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         In September 1997, the Company entered into a contract for the construction of the Galaxy III, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $176 million. The rig is expected to be delivered by the shipyard during the third quarter of 1999 and mobilized to its initial work location on approximately December 1, 1999. The Company has entered into a three year drilling contract with a customer to operate the rig in the U.K.
sector of the North Sea.

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction varies from period to period. The provisions for taxes on income for the three month periods ended March 31, 1999 and 1998 were recognized based upon the expected annualized relationship.

NOTE 5 - SEGMENT INFORMATION

         At December 31, 1998, the Company adopted Statement of Financial Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". At that time, the Company identified seven reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300 to 350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs, other marine rigs, land rigs and drilling related services. Historically, the Company's platform rig and inland lake barge were combined and reported as "other marine rigs". During the fourth quarter of 1998, the Company's inland lake barge was retired from service, and, effective January 1, 1999, the Company has reclassified the remaining platform rig to its drilling related services segment.

         The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. For further details of operating margin by segment, see Item 2. - Management's Discussion and Analysis of Financial Condition and Results of Operations. There are no intersegment sales and transfers due to the nature of the business of the segments. The following table sets forth operating revenue and segment income for each of the reportable segments and reconciles total segment income to consolidated income before provision for taxes on income.

                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
                                                                1999            1998
                                                            ------------    ------------
                                                                   (in thousands)
OPERATING REVENUES
     Heavy duty harsh environment jackup rigs                $  45,262      $  33,306
     Semisubmersible rigs                                       28,917         24,527
     300-350 foot cantilever jackup rigs                        34,067         37,899
     200-250 foot jackup rigs                                   20,794         39,333
     Other marine rigs                                              --          3,927
                                                             ---------      ---------
             Total marine rigs                                 129,040        138,992
     Land rigs                                                  34,801         38,010
     Drilling related services                                  21,373         18,975
     Other                                                         302            304
                                                             ---------      ---------
             Total operating revenues                        $ 185,516      $ 196,281
                                                             =========      =========
SEGMENT INCOME
     Heavy duty harsh environment jackup rigs                $  26,281      $  20,042
     Semisubmersible rigs                                       16,684         11,183
     300-350 foot cantilever jackup rigs                        18,150         21,500
     200-250 foot jackup rigs                                    6,257         22,041
     Other marine rigs                                              --            839
                                                             ---------      ---------
             Total marine rigs                                  67,372         75,605
     Land rigs                                                   5,480          8,974
     Drilling related services                                   5,498          1,629
     Other                                                      (3,805)        (2,469)
                                                             ---------      ---------
             Total segment income                               74,545         83,739
                                                             ---------      ---------
Unallocated amount:
     General and administrative                                  5,189          5,636
                                                             ---------      ---------
               Operating income                                 69,356         78,103
                                                             ---------      ---------
Other income (expense)                                             317         (1,379)
                                                             ---------      ---------
             INCOME BEFORE PROVISION FOR TAXES ON INCOME     $  69,673      $  76,724
                                                             =========      =========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company and its subsidiaries could be breached, changes in the markets for oil and natural gas and for offshore drilling rigs and the risks of doing business in changing markets, changes in the dates the Company's rigs undergoing conversion to drilling operations will commence drilling, and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

         The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas.

         Beginning in 1998 and continuing into 1999, the industry witnessed a substantial decline in oil prices with resulting adverse impact upon rig utilization and rig dayrates. During industry down cycles, drilling companies compete aggressively for contracts at depressed rates and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. Low rig utilization in weak markets causes drilling companies to lay-up or "stack" idle rigs, which often results in termination of employment of all or part of the associated rig crews.

         Current drilling industry conditions have resulted in a significant decline in demand for drilling rigs which, in turn, has resulted in an increase in the number of idle rigs. As a result, the Company has realized a substantial decline in rig utilization and lower overall average rig dayrates for the first quarter of 1999 compared to the fourth quarter of 1998, leading to decreased operating revenues and net income.

         The Company presently has a number of rigs idle and expects to continue to experience overall lower fleet utilization and declining dayrates throughout the remainder of 1999. The Company has taken certain actions, such as reducing personnel employment as rigs become idle, deferring certain non-essential operating expenses, reducing land based support personnel, deferring compensation actions and applying other similar cost reduction measures. The Company will continue to evaluate rig employment conditions and make further adjustments as appropriate. In recent weeks, the price of crude oil has increased by approximately 65% from lows reached during the first quarter of 1999. Although it is too early to evaluate the potential impact of this oil price increase on results of operations, both as to amount and timing, the Company believes that higher oil prices may result in increased demand for rigs.

         The following table presents data relating to the Company's operating revenues, operating costs, operating margin, operating income, utilization and average dayrates by segment.

                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                      1999            1998
                                                   -----------    ------------
                                                (in thousands except as indicated)
OPERATING REVENUES
     Heavy duty harsh environment jackup rigs        $  45,262     $  33,306
     Semisubmersible rigs                               28,917        24,527
     300-350 foot cantilever jackup rigs                34,067        37,899
     200-250 foot jackup rigs                           20,794        39,333
     Other marine rigs (2)                                  --         3,927
                                                     ---------     ---------
             Total marine rigs                         129,040       138,992
     Land rigs                                          34,801        38,010
     Drilling related services (2)                      21,373        18,975
     Other                                                 302           304
                                                     ---------     ---------
             Total operating revenues                  185,516       196,281
                                                     ---------     ---------
OPERATING COSTS (1)
     Heavy duty harsh environment jackup rigs           14,437        10,478
     Semisubmersible rigs                               10,715        12,205
     300-350 foot cantilever jackup rigs                13,238        14,073
     200-250 foot jackup rigs                           12,243        15,264
     Other marine rigs (2)                                  --         3,037
                                                     ---------     ---------
             Total marine rigs                          50,633        55,057
     Land rigs                                          23,606        25,060
     Drilling related services (2)                      15,633        17,268
     Other                                               3,641         2,327
                                                     ---------     ---------
             Total operating costs                      93,513        99,712
                                                     ---------     ---------
             OPERATING MARGIN                           92,003        96,569
                                                     ---------     ---------
     Depreciation and amortization                      17,658        12,992
     General and administrative                          5,189         5,636
     Loss (gain) on sale of assets                        (200)         (162)
                                                     ---------     ---------
               OPERATING INCOME                      $  69,356     $  78,103
                                                     =========     =========
OPERATING INCOME AS A PERCENTAGE OF REVENUES              37.4%         39.8%
                                                     =========     =========

RIG FLEET UTILIZATION (IN PERCENTAGES)
     Heavy duty harsh environment jackup rigs            100.0%         93.1%
     Semisubmersible rigs                                100.0%        100.0%
     300-350 foot cantilever jackup rigs                  89.7%         97.4%
     200-250 foot jackup rigs                             54.2%        100.0%
     Other marine rigs (2)                                  --         100.0%
             Total marine rigs                            80.2%         98.1%
     Land rigs                                            73.0%         91.7%

AVERAGE DAYRATES (IN WHOLE DOLLARS)
     Heavy duty harsh environment jackup rigs        $ 100,582     $  99,421
     Semisubmersible rigs                              107,100        90,841
     300-350 foot cantilever jackup rigs                52,735        54,064
     200-250 foot jackup rigs                           47,367        48,559
     Other marine rigs (2)                                  --        21,817
             Total marine rigs                          71,490        60,537
     Land rigs                                          16,596        16,285


----------------------

(1)      EXCLUSIVE OF DEPRECIATION WHICH IS PRESENTED SEPARATELY BELOW.
(2) DURING THE FOURTH QUARTER OF 1998, THE COMPANY'S INLAND LAKE BARGE WAS RETIRED FROM SERVICE, AND ITS REMAINING MARINE PLATFORM RIG HAS BEEN RECLASSIFIED AS A COMPONENT OF DRILLING RELATED SERVICES EFFECTIVE JANUARY 1, 1999.

QUARTERS ENDED MARCH 31, 1999 AND 1998

         OPERATING REVENUES. Total operating revenues decreased $10.8 million (5.5%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $12.0 million (35.9%) primarily due to the inception of Galaxy II operations on November 8, 1998. Operating revenues for the Company's three semisubmersibles increased $4.4 million (17.9%) due to a 17.9% increase in average dayrates. Revenues from 300-350 foot cantilever jackups decreased $3.8 million (10.1%) primarily because of decreased utilization of Rig 136 in Egypt and the Galveston Key in Indonesia, which was partially offset by increased utilization of the Parameswara in Vietnam ($1.1 million). The remaining decrease ($2.7 million) was due to a 2.5% decrease in average dayrates. Revenues from 200-250 foot jackup rigs decreased $18.5 million (47.1%), mainly due to lower utilization ($13.5 million) of Rig 105, Rig 124 and Rig 141 in Egypt (191 days), Rig 127 in Qatar (90 days) and the Key Victoria in Venezuela (90 days) and a 2.5% decrease in average dayrates ($5.0 million). During the fourth quarter of 1998, the inland lake barge Rey del Lago was retired from service and the Company's remaining platform rig in the North Sea, Rig 82, was reclassified as a component of drilling related services. Accordingly, no revenues were earned in the other marine rig category for the quarter ended March 31, 1999 compared to $3.9 million for the same period of 1998. Revenues from land rigs decreased $3.2 million (8.4%) primarily due to decreased utilization of 589 days ($9.8 million) and lower average dayrates earned by rigs in Egypt, Oman, Qatar and Venezuela ($2.0 million), partially offset by $8.6 million increased revenue from four new rigs placed in service in Venezuela. Revenues from drilling related services increased $2.4 million (12.6%) due to a $2.5 million increase in revenues from incentive contracts and $0.7 million in revenues from the Company's platform rig that was transferred from other marine rigs effective January 1, 1999, partially offset by decreased third party rig operations revenues of $0.8 million. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to fewer contracts in Venezuela, partially offset by increased transportation operations in Kuwait and increased activity in Azerbaijan.

         OPERATING COSTS. Total operating costs decreased $6.2 million (6.2%). Operating expenses from heavy duty harsh environment jackup rigs increased $4.0 million (37.8%) primarily due to inception of Galaxy II operations. Semisubmersible rig operating costs decreased $1.5 million (12.2%) primarily due to lower amortization of mobilization costs for Rig 135 and non-recurring costs associated with conducting extensive Rig 140 repair and maintenance projects and its subsequent relocation from the Gulf of Mexico to the North Sea. Operating costs for the 200-250 foot jackup rigs decreased $3.0 million (19.8%) primarily due to lower utilization of rigs in Egypt, Qatar and Venezuela. The reclassification of the Company's platform rig to drilling related services led to a decrease in other marine operating expenses of $3.0 million. Operating costs associated with land rigs decreased $1.4 million (5.8%), primarily due to reduced utilization ($5.4 million) and lower personnel costs, repairs and maintenance and other operating costs ($1.3 million), partially offset by costs associated with the deployment of four new rigs in Venezuela ($5.3 million). Operating expenses from drilling related services decreased $1.6 million (9.5%) primarily due to a $2.4 million decrease in expenses from third party operations, partially offset by $0.5 million in expense from the Company's reclassified platform rig and a $0.3 million increase in incentive drilling expenses, mainly in the North Sea. Other operating expenses increased $1.3 million, primarily due to increased provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $0.4 million (7.9%) primarily due to decreased costs associated with employee benefits.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $4.7 million (35.9%) for the quarter ended March 31, 1999 as compared with the same period in the prior year. Depreciation of four land rigs that were in service during the quarter ended March 31, 1999, but not in the prior year same period, yielded increased expense of $2.0 million. Addition of the new Galaxy II increased depreciation expense by $1.6 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category increased $1.7 million for the quarter ended March 31, 1999, mainly due to $1.0 million decreased foreign exchange losses, primarily incurred in Indonesia during the quarter ended March 31, 1998, and $0.6 million lower provision for contingency reserves. Investment income increased slightly ($0.1 million), primarily due to higher invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $2.3 million (25.1%), primarily due to increased earnings from Galaxy II operations in Canada, Rig 135 in Trinidad and the Compact Driller in Thailand leading to an increase in the Company's annualized effective tax rate to 16.1% from 11.7% for the same period in 1998.

         NET INCOME. Net income for the quarter ended March 31, 1999 decreased $9.3 million (13.7%) to $58.5 million as compared to $67.8 million for the same period in the prior year. This decrease resulted primarily from $10.8 million decreased operating revenues, increased depreciation and amortization expense of $4.7 million and $2.3 million increased provision for income taxes, partially offset by decreased operating expense of $6.2 million, $1.7 million higher other income (expense), net and decreased general and administrative expense of $0.4 million.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $61.4 million and $46.7 million for the quarters ended March 31, 1999 and 1998, respectively. The increase in cash flows from operations was primarily attributable to decreased working capital requirements. Investing activities used cash of $89.5 million and $81.5 million for the quarterly periods ended March 31, 1999 and 1998, respectively. The increased usage in investing activities of $8.0 million was primarily due to $54.5 million increased purchases and decreased maturities of marketable securities, partially offset by decreased capital spending and advance payments related to construction of drilling rigs of $27.8 million and $18.5 million, respectively. Capital expenditures totaled $38.3 million and $66.1 million for the quarters ended March 31, 1999 and 1998, respectively, principally related to rig expansion, upgrades and modernization. For the three month periods, capital expenditures on the heavy duty harsh environment jackup rigs Galaxy II and Galaxy III and new land rigs decreased $14.2 million, $2.7 million and $8.0 million, respectively. Investments in marketable securities for the quarter ended March 31, 1999 were primarily for Eurodollar debt instruments and commercial paper with original maturities of more than 90 but less than 365 days. Cash used in financing activities was $1.6 million for the three months ended March 31, 1999, consisting of $3.7 million in dividends paid, partially offset by $2.1 million generated by the January 1999 issuance of shares under the Company's Employee Share Purchase Plan. For the three months ended March 31, 1998, the total cash used in financing activities was $3.7 million, consisting solely of dividends paid.

         The Company had budgeted approximately $167 million for capital expenditures for the year ending December 31, 1999. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects was budgeted to require approximately $64 million representing numerous individual transactions spread over the course of the year. Given current depressed market conditions, it is likely that actual spending for the year will be somewhat less than budgeted. Progress payments on the Galaxy III heavy duty harsh environment jackup rig presently under construction were budgeted to require approximately $60 million with initial mobilization expected to require an additional $8 million. This estimate remains valid and the Company believes it has minimal exposure to cost overruns in completing the Galaxy III construction as the rig is approximately 92% complete and is currently scheduled for delivery during the third quarter of 1999. The Company currently has one high specification 3,000 horsepower land rig under assembly for work in the Middle East that was budgeted to require approximately $10 million to complete. It is now estimated the cost to complete will be approximately $8 million and the rig is expected to begin work in June 1999. In addition, the Company budgeted $25 million intended for use in either constructing or acquiring a new heavy duty land rig. Based on current conditions, it is unlikely that market demand will warrant this addition; thus, it is unlikely these funds will be expended. It is expected that the entire 1999 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once a capital project is undertaken by the Company, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. Should current plans for rig acquisition, construction or upgrade not be completed, the Company will not have those rigs available to compete in its markets.

         On March 5, 1999, the Company's Board of Directors declared a regular quarterly dividend of $0.0325 per Ordinary Share payable on April 15, 1999 to holders of record at the close of business March 31, 1999. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1998.

         The Company currently has a $35 million uncommitted credit facility for advances and letter of credit with a major bank, none of which was drawn or subject to standby letters of credit at March 31, 1999.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

IMPACT OF YEAR 2000

         The Company has actively been pursuing solutions to the Millennium Date Change Problem ("Y2K") for approximately two years with initial activities concentrating on Information Technology ("IT") issues. A Company-wide initiative was launched in January 1998 with the formation of the Y2K Office responsible for coordinating the Y2K efforts and reporting directly to the Company's Chief Executive Officer. A Company policy was issued in April 1998 stating a goal of `business as usual' and further specifying that the Company intended to be prepared for Y2K by July 1999 with the responsibility for the preparation allocated to operating and administrative management. Guidance as to minimum requirements included development of a `Quality Plan' document that organized local initiatives complete with milestones and reporting requirements, definitions of conformity and operational significance and an outline of a basic program of awareness, inventory, impact analysis, mitigation, implementation and testing.

         A Company-wide awareness campaign was initiated, with all operational centers visited. At these meetings, Y2K policy and guidance was presented, and the responsibilities of local management were discussed. Eighteen centers are now working towards the solutions of their Y2K issues with the support of the Y2K Office in Dallas, Texas.

         Due to the diverse geographic location and nature of the Company business activities ranging from the operation of drilling rigs through the procurement and supply of materials, the potential Y2K problems are being considered in three categories: IT; Field Equipment; and Third Party Relationships. To these three categories, a common set of analyses is applied in order to evaluate the potential for the disruption of business. Evaluation of operational significance of all potentially Y2K sensitive functions or components is critical to subsequent mitigation and remedial action.

         IT issues include remediation of corporate supported software including materials management, accounting and payroll systems and the upgrade of non-compliant hardware and communication systems. Major software applications have been modified and are presently in the testing phase. Final deployment of IT solutions is scheduled to be ongoing with conclusion scheduled for July 1999. Analysis of hardware (primarily computer) compliance is complete. It is expected that all hardware will be deployed by July 1999.

         As to field equipment issues, a considerable amount of electrical equipment is used on drilling rigs for control, monitoring and data acquisition. This equipment contains imbedded microprocessors and is potentially Y2K sensitive. A comprehensive inventory of all such equipment has been compiled and assessed as to potential risk and appropriate remedial action. Analysis to date has shown that many items of equipment are Y2K compliant. Verification of operation of critical items including independent validation is almost complete. Much of the known non-compliant equipment has been upgraded or replaced and testing is expected to be finished by the end of May 1999.

         In the area of third party relationships, the Company's business relies heavily on the supply of goods and services from outside suppliers and failure of any provider as a result of Y2K issues could cause serious business disruption. In order to minimize potential disruption, all suppliers of goods and services are being surveyed and critical suppliers are being audited to determine their preparedness for Y2K. This process is now substantially complete. Where doubt exists, alternative sources are being secured if available. Contingency plans have been developed to accommodate such failure and are presently being reviewed.

         In the event that Y2K compliance is not timely met in certain areas, operating and administrative management have developed and are in the process of testing contingency plans covering a wide range of issues that could adversely impact business. These include failure of systems that effect safety and the environment, supply of equipment and materials and provision of utilities, particularly in third world countries. All major contingency plans are being reviewed at this time. It must, however, be clearly recognized that contingency planning will continue to the millennium rollover date as circumstances dictate.

         Since full verification of Y2K compliance of field equipment is nearing completion, the total cost estimate for the Company-wide Y2K initiative has been revised to $3.5 million, which is a decrease of $1.6 million from the original projection of $5.1 million. However, additional expenses may be incurred as a result of unforeseen circumstances. Total costs incurred through March 31, 1999 were $2.0 million, comprised of $1.4 million in expenditures for the calendar year ended December 31, 1998 and $0.6 million spent during the quarter ended March 31, 1999. Y2K remediation costs are charged to operations on a current basis as incurred.

         The Company has determined that its insurance does not cover costs incurred to remedy Y2K related problems. The Company's insurance may provide reimbursement for physical loss or damage to the Company's insured property that results from a Y2K related incident.

         Company management believes that an effective program is in place to resolve the Y2K issue in a timely manner. Since it is not possible to anticipate all eventualities, particularly where third world countries are concerned, circumstances that impact or interrupt normal business operations could occur. The resulting cost, potential liability and loss of revenue under such circumstances is not subject to quantification and has not been included in estimates as detailed herein.

OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in certain circumstances and may be dishonored or subject to renegotiation in depressed market conditions.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.



                           PART II - OTHER INFORMATION

         Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    May 7, 1999                    SANTA FE INTERNATIONAL CORPORATION


                                        By:     /s/  D. G. Barber
                                           -----------------------------------
                                           D. G. Barber, Senior Vice President
                                               and Chief Financial Officer